Quantum BioPharma Announces Corporate Updates

Toronto, Ontario - September 26, 2025 - Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE:

QNTM) (FRA: 0K91) (Upstream: QNTM) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces the following corporate updates:

Grant of Restricted Stock Units

The Company's board of directors (the "Board") authorized and approved the grant of restricted share units (each, an "RSU") pursuant to the Company's omnibus equity incentive plan (the "Equity Incentive Plan"). The Company granted 32,000 RSUs to each of Zeeshan Saeed, Anthony Durkacz and Donal Carroll (the "RSU Grant"). The RSUs granted vest upon the compilation of data which would enable the drafting of a Phase 2 MS Study.

Stock Options Grant

In addition, the Company granted 98,000 options (the "Options") to acquire Class B subordinate voting shares in the capital of the Corporation (the "Class B Shares") at C$24.50 per Class B Share, pursuant to the Equity Incentive Plan to certain directors, officers, employees and consultants (the "Option Grant"). The Options granted vest immediately and expire September 24, 2030.

Statutory Hold Period and Restrictions on Resale

The Options and RSUs (and any Class B Shares issuable upon their settlement or exercise) are subject to a statutory hold period of four months and one day, and were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

Related Party Transaction

The RSU Grant and the Option Grant, as they relate to the directors of the Company, constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") due to the grants to the directors, who are members of the Board, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the RSU Grant and the Option Grant, as they relate to the directors of the Company. In its consideration and approval of the RSU Grant and the Option Grant, as they relate to the directors of the Company, the Board determined that the RSU Grant and the Option Grant, as they relate to the directors of the Company, were exempt from the formal valuation and minority approval requirements of MI 61-101. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61- 101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the RSU Grant and the Option Grant, as they relate to the directors of the Company, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the RSU Grant and the Option Grant, as they relate to the directors of the Company, because the details of the grants to related parties to the Company were not settled until shortly prior to the grants, and the Company wished to proceed on an expedited basis for business reasons.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. ("Celly Nutrition"), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains forward-looking statements under applicable securities laws, identified by terms like "may," "should," "anticipate," "expect," "potential," "believe," or "intend." These statements, based on assumptions and expected future events, involve risks and uncertainties that may cause actual results to differ materially from those expressed. For more details on risks, see Quantum BioPharma's filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Readers should not rely unduly on these statements, as there is no assurance that plans or expectations will occur. The Company assumes no obligation to update these statements except as required by law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Investor Relations: IR@QuantumBioPharma.com

General Inquiries: info@QuantumBioPharma.com